PREMIER ROYALTY INC.

NOTICE OF CHANGE OF AUDITOR

TO:	McGovern Hurley Cunningham LLP, Chartered Accountants

AND TO:	Grant Thornton LLP, Chartered Accountants

TAKE NOTICE THAT:

(a)

McGovern Hurley Cunningham LLP, Chartered Accountants, the former auditors of PREMIER ROYALTY INC. (the "Company") tendered their resignation effective December 11, 2012 and the directors of the Company on December 11, 2012 have appointed Grant Thornton LLP, Chartered Accountants, as successor auditors in their place;

(b)	the former auditors of the Company were requested to resign at the request of the Company;

(c)

the resignation of McGovern Hurley Cunningham LLP, Chartered Accountants, and the appointment of Grant Thornton LLP, Chartered Accountants in their place have been approved by the Board of Directors of the Company;

(d)

there have been no reservations contained in the former auditors’ reports on any of the financial statements of the Company commencing at the beginning of the two most recently completed fiscal years and ending on December 11, 2012; and

(e)	there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED at Toronto, Ontario this 11th day of December, 2012.

BY ORDER OF THE BOARD

“Abraham Drost”

Abraham Drost,
President & CEO